Prospectus Supplement No. 6 (to Prospectus dated May 3, 2024)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-278676

Core Scientific, Inc.
10,795,751 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated May 3, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-278676). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on June 17, 2024 (the “Current Report”), which is attached to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale of (i) up to 10,735,143 shares (the “Bitmain Shares”) of our common stock, $0.00001 per share (the “Common Stock”), by Tospring Technology Limited (“Bitmain”) and (ii) up to 60,608 shares of our Common Stock (the “OGE Settlement Shares” and, together with the Bitmain Shares, the “Shares”) by certain holders of our Old Convertible Notes (as defined in the Prospectus) (the “AHG Selling Stockholders” and, together with Bitmain, the “Selling Stockholders”). The Shares included in this prospectus consist of shares of Common Stock that we have issued to the Selling Stockholders pursuant to (i) an asset purchase agreement, dated as of September 5, 2023 by and between Bitmain Technologies Delaware Limited, as vendor and Core Scientific, Inc., as purchaser and (ii) an order entered by the Bankruptcy Court (as defined in the Prospectus) on January 24, 2024.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock, Tranche 1 Warrants (as defined in the Prospectus) and Tranche 2 Warrants (as defined in the Prospectus) are listed on the Nasdaq Global Select Market under the symbols “CORZ,” “CORZW,” and “CORZZ,” respectively. On June 14, 2024, the last reported sales prices of our Common Stock, Tranche 1 Warrants and Tranche 2 Warrants were $10.33, $5.25 and $9.63, respectively.

See the section entitled “Risk Factors” beginning on page 15 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful of complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 17, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): June 14, 2024

Core Scientific, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40046	86-1243837
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

838 Walker Road, Suite 21-2105 Dover, Delaware	19904
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (512) 402-5233

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	CORZ	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $6.81 per share	CORZW	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $0.01 per share	CORZZ	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Compensatory Arrangements of Chief Executive Officer

On June 14, 2024, Core Scientific, Inc. (the “Company”) entered into an employment agreement with Adam Sullivan (the “Employment Agreement”), pursuant to which Mr. Sullivan will continue to serve as President and Chief Executive Officer of the Company. Mr. Sullivan has served as President of the Company since May 15, 2023, and as Chief Executive Officer of the Company since August 2, 2023.

Pursuant to the Employment Agreement, Mr. Sullivan will be entitled to: (i) a base salary of $625,000; (ii) participate in the Company’s annual incentive plan for each year beginning with calendar year 2024, with a 2024 annual incentive target equal to 125% of his base salary, subject to the achievement of certain performance criteria; (iii) participate under the Core Scientific, Inc. 2024 Stock Incentive Plan (the “Equity Plan”); (iv) participate in employee benefit plans and receive such other fringe benefits as the Company generally makes available to its executives; (v) reimbursement of $80,000 in legal fees incurred in connection with his negotiation and entry into the Employment Agreement and related matters; and (vi) reimbursement of certain reasonable and necessary business expenses as determined by the Company and in accordance with its business expense reimbursement policies. The Company will also use commercially reasonable efforts to enter into an indemnification agreement with Mr. Sullivan based on terms substantially consistent with the indemnification agreements applicable to other directors and senior executives of the Company.

In the event Mr. Sullivan’s employment is terminated as a result of a termination of employment by the Company without Cause or a resignation for Good Reason, and outside of the Protection Period (each as defined in the Employment Agreement), he will be entitled to (i) his continued base salary for 18 months following the termination date; (ii) payment of any unpaid annual bonus for completed fiscal year that ended prior to the termination date; (iii) continued eligibility to earn a pro-rata portion of the annual bonus for the fiscal year in which the termination date occurred; (iv) continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for up to 18 months following termination; and (v) accelerated vesting of the unvested portion of the 2024 Equity Grant (as defined in the Employment Agreement). If Mr. Sullivan’s termination of employment by the Company without Cause or a resignation for Good Reason takes place during the Protection Period, he will be entitled to (i) a lump-sum payment equal to two times the sum of his base salary and target annual bonus amount in effect as of the termination date, (ii) payment of any unpaid annual bonus for completed fiscal year that ended prior to the termination date; (iii) continued eligibility to earn a pro-rata portion of the annual bonus for the fiscal year in which the termination date occurred; (iv) continuation coverage pursuant to COBRA for a certain period of time following termination; and (v) accelerated vesting of the unvested portion of his 2024 Equity Grant.

Also on June 14, 2024, in connection with the effectiveness of the Employment Agreement, Mr. Sullivan received the 2024 Equity Grant from the Company, consisting of:

i.A special one-time grant of 2,867,521 time-based restricted stock units under the Equity Plan (“RSUs”), which will vest in four equal amounts, with one-fourth vesting on January 23, 2025 and one-fourth vesting on each of the next three anniversaries of such initial vesting date, subject, in general, to Mr. Sullivan remaining in the Company’s employ through the applicable vesting date (the “Service Condition”);
ii.A regular annual grant of 716,881 time-based RSUs, of which (A) one-third will vest on January 23, 2025, and (B) one-twelfth (1/12th) will vest at the conclusion of each calendar quarter thereafter until December 31, 2026, subject, in general, to the Service Condition; and
iii.A regular annual grant of 238,961 performance-based RSUs, of which, (A) one-third will be eligible to vest with respect to the 2024 calendar year, (B) one-third (plus any unvested portion from the prior year) will be eligible to vest with respect to the 2025 calendar year, and (C) one-third (plus any unvested portion from any prior year) will be eligible to vest with respect to the 2026 calendar year, subject, in each case, to the attainment of the applicable performance goals, and, in general, the Service Condition.

The foregoing summary descriptions of the Employment Agreement and the 2024 Equity Grant do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Employment Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein, and the award agreements relating to the 2024 Equity Grant, the forms of which are filed as Exhibits 10.2 and 10.3 hereto and incorporated by reference herein.

Item 9.01    Financial Statements and Exhibits.
(d) Exhibits:

Exhibit No.	Description

10.1	Employment Agreement, by and between Adam Sullivan and Core Scientific, Inc., dated June 14, 2024
10.2	Form of Restricted Stock Unit Award Agreement pursuant to Core Scientific, Inc. 2024 Stock Incentive Plan
10.3	Form of Performance Share Unit Award Agreement pursuant to Core Scientific, Inc. 2024 Stock Incentive Plan
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Core Scientific, Inc.

Dated: June 17, 2024

	By:	/s/ Todd M. DuChene
	Name:	Todd M. DuChene
	Title:	Chief Legal Officer and Chief Administrative Officer